Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES
CALCULATION OF NET INCOME (LOSS) PER COMMON SHARE

(Expressed in thousands of United States dollars, except per share amounts)

	Year ended December 31,

	2003	2002	2001

	(audited)	(audited)	(audited)
BASIC
Net income (loss)	$260,629	$157,906	$(3,933)
Common shares outstanding at January 1	48,179,805	48,172,776	25,039,713
Common shares outstanding at December 31	48,245,395	48,179,805	48,172,776
Weighted average common shares outstanding	48,205,554	48,173,362	26,266,019
Net income (loss) per common share	$5.41	$3.28	$(0.15)
DILUTED
Net income (loss)	$260,629	$157,906	$(3,933)
Weighted average common shares outstanding	48,205,554	48,173,362	26,266,019
Dilutive effect of share options (zero where anti-dilutive)	97,025	93,082	—

Total	48,302,579	48,266,444	26,266,019

Net income (loss) per common share	$5.40	$3.27	$(0.15)